Changes in Revenues or Income

Income Statement Data	Years Ended December 31,		Changes	Changes(%)
	2005	2004
Revenues	11,877,272	11,850,819	26,453	0.2

Operating Income	1,667,811	2,127,119	-459,308	-21.6

Ordinary Income	1,334,571	1,799,525	-464,954	-25.8

Net Income	997,320	1,255,522	-258,202	-20.6

Balance Sheet Data	As of December 31,

	2005		2004

Total Assets	17,912,897		20,114,036

Total Liabilities	9,903,903		12,667,523

Capital Stock	1,560,998		1,560,998

Total Stockholders’ Equity	8,008,993		7,446,513

Capital Stock / Total Stockholders’ Equity (%)

● ●	Unit: KRW million except for percentages Reasons for the decrease in revenue or income:

Fines imposed by the Korean Fair Trade Commission, and increased marketing and labor cost.

Dividends

Years Ended December 31
	2005	2004
Dividends declared per share	KRW 3,000	KRW 3,000

- Regular (Year-end) Dividends	KRW 2,000	KRW 2,000

- Interim / quarterly dividends	KRW 1,000	KRW 1,000

Dividends yield ratio	7.09	6.93

Total dividends declared	KRW636,872 million	KRW632,277 million

Net Income	KRW 997,320million	KRW1,255,522 million

Record date	December 31, 2005

Dividends payment date	March 31, 2006

Date of the general shareholders’ meeting	March 10, 2006

Date of the board resolution	January 26, 2006

Above figures are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting.

Exchange Price Adjustments

Exchange price
1. details of	Series No. of		Exchange price before	after adjustments
adjustments	bonds`	Type of bonds	adjustments (KRW)	(KRW)

	6	Exchangeable Bonds	56,507	55,773

2. changes in the number of
shares available	Series No. of	Total face value of	Number of shares available for	Number of shares available for exchange
for exchange	bonds`	exchange bonds	exchange before adjustments	after adjustments

	6	11,245,000 USD	257,150	260,532

Exchange price after adjustment = PX (M-sp)/M
P: the Exchange Price before adjustments, KRW 56,507
4. formula used for	M: the average closing sale price per share for the 10 trading days immediately preceding the date of the special dividends announcement
adjustments	sp : the amount of the Special Dividends payable per Share, KRW 507

3. reasons for
adjustments	EB covenant, which requires anadjustment in the event ofthe dividends payment increase by more than20% compared to the previous year, was triggered.

5. effective date of the exchange price adjustments	January 1, 2006

6. date of the board resolution	January 26, 2006
- attendance of outside directors	Present(no.)	7	Absent(no.)	1

1. The exchange price adjustments apply to Overseas Exchangeable Bonds
2. The adjustments Effective Date is January 1, 2006 and the adjusted price will be retroactively applied.
8. others	3. The exchange price adjustments are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting

Acquisition of Affiliated Entity’s Shares
1. Details of the affiliated entity

a. name of the entity : KTF

b. name of the representative: Young Joo Cho

c. relationship with KT: Affiliated company

d. paid-in capital (KRW): 1,044,181,455,000

e. total number of outstanding shares: 201,208,091

f. business area: telecommunication services, internet business

2. Details of the acquisition

a. type of securities acquired: equity

b. amount paid (KRW): 356,700,000,000

c. number of shares acquired: 14,860,000

d. number of shares owned by KT after the acquisition: 104,500,000

e. percentage of KT’s ownership interest after the acquisition (%): 51.9

f. method of the acquisition: purchase on exchange and on the over-the-counter market

3. Purposes of the acquisition

a. enhancing corporate value by increasing interest in KTF

b. preparing for changes in the telecommunications market, such as the convergence of the wired and wireless market

4. Total amount acquired (KRW): 356,700,000,000

a. capital at the end of the previous fiscal year (KRW): 7,446,513,000,000

b. ratio to capital (%): 4.8

5. Date of the board resolution: January 26, 2006